Mail Stop 6010

April 24, 2008

Mr. Jonathan Houssian
RxElite, Inc.
1404 North Main Street, Suite 200
Meridian, Idaho 83642

> **Re: RxElite, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed April 17, 2008**
> **File No. 333-149707**

Dear Mr. Houssian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3 calculated the total outstanding non-affiliated shares as of December 31, 2007. Please revise this calculation to use the most recent date practicable. Please do not include any of the shares held by Castlerigg Master Investments in the total outstanding non-affiliated shares. To the extent this calculation differs from the share numbers provided in your beneficial ownership table on page 51 of your prospectus, explain the reason for these differences.

Selling Stockholder, page 53

2. We note your disclosure in footnote 2 in your table on the top of page 54. Please revise the number of shares in the second column and footnote 2 to include (a) the additional 2,402,204 shares which may be issued under the Series A warrant and (2) the shares which may be issued under the Series B warrant. Alternatively, if you believe that the selling shareholder is not a beneficial owner of such shares, please provide a detailed analysis which supports your conclusions.

3. Similarly, please revise the fourth column of this same table to include the shares which may be issued under the Series B warrant. In addition, please delete or revise your reference to footnote 2 as this footnote reference does not appear to be appropriate.

Total Dollar Value of Securities Underlying the Notes and Potential Profits on Conversion, page 54

4. We note your response to comment 4 and the second table provided on page 54. Please revise your table to include 26,500,301 shares registered on this registration statement as they are issued/issuable pursuant to the convertible note transaction.

Potential Payments made in connection with the Financing, page 55

5. We are reissuing part of prior comment 5. Please quantify in this table the total possible payments that you have made or may be required to make to the selling shareholder in the first year following the sale of the note. For example, we note that you have not quantified in this table:
    *   all quarterly interest payments that are payable in the first year,
    *   the potential liquidated damages described in subsection E on page 57, or
    *   the potential redemption payments as described in subsection F on page 57.

    Please revise this information throughout the Selling Shareholder section. For example, we note that you provide this information again in the table on the bottom of page 59.

Comparison of Proceeds to the Company to Potential Investor Profit, page 58

6. We note your disclosure in footnote 3 following the table on the top of page 58. This footnote is not referenced in the table. In addition, it does not appear that you are registering additional shares to provide for the issuance of additional shares for interest payments and penalties. Please clarify.

7. We note your disclosure on page 62 that the conversion price of the notes will be reset in the event the company does not meet quarterly EBITDA targets. Please revise your disclosure in this section to include a hypothetical table which illustrates the potential investor profit in the event the company did not make its EBITDA target for March 31, 2008. In addition, if known, please also disclose whether or not the company met this March 31, 2008 target. Please also include the potential discount in the table on the bottom of page 59.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
       Haynes and Boone, LLP
       153 East 53rd Street, Suite 4900
       New York, New York 10022